SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K



(Mark One)
         [X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2003


         [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from ________ to _______


Commission File Number 0-3683

Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                              Trustmark 401(k) Plan


Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                              Trustmark Corporation
                              248 E. Capitol Street
                           Jackson, Mississippi 39201

                             TRUSTMARK 401(K) PLAN

                       Financial Statements and Schedule

                           December 31, 2003 and 2002

        (Report of Independent Registered Public Accounting Firm Thereon)

                              TRUSTMARK 401(K) PLAN


                   Index to Financial Statements and Schedule


Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002

Statement of Changes in Net Assets Available for Benefits for the year ended
     December 31, 2003 and 2002

Notes to Financial Statements

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2003

All other schedules are omitted because there is no information to report.

             Report of Independent Registered Public Accounting Firm


The Plan Administrator
Trustmark 401(k) Plan:


We have audited the accompanying statements of net assets available for benefits of Trustmark 401(k) Plan (the Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2003 financial statements taken as a whole.

                                        /s/ KPMG LLP


Jackson, Mississippi
June 7, 2004

                              TRUSTMARK 401(K) PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 2003 and 2002

                                                          2003          2002
                                                      ------------  ------------
Receivables:
   Employer contributions                             $    231,240  $    123,895
   Participants contributions                              191,042       193,956
   Investment proceeds                                     240,014           -
                                                      ------------  ------------
            Total receivables                              662,296       317,851

Investments, at fair value:
   Money market accounts                                14,944,873    14,377,264
   Fixed income mutual funds                             4,989,877     6,094,106
   Common stock of Trustmark Corporation                55,284,620    53,648,075
   Equity mutual funds                                  34,381,716    23,135,259
                                                      ------------  ------------
            Total investments                          109,601,086    97,254,704
                                                      ------------  ------------
            Net assets available for benefits         $110,263,382  $ 97,572,555
                                                      ============  ============
See accompanying notes to financial statements.

                              TRUSTMARK 401(K) PLAN
            Statement of Changes in Net Assets Available for Benefits
                     Years ended December 31, 2003 and 2002

                                                         2003          2002
                                                     ------------  ------------
    Contributions:
       Employer                                      $  3,178,679  $  2,870,482
       Participants                                     5,138,254     4,935,396
                                                     ------------  ------------
              Total contributions                       8,316,933     7,805,878
                                                     ------------  ------------
    Net investment income:
       Net appreciation (depreciation) in
         fair value of investments                     17,159,125    (5,022,263)
       Interest income                                  1,627,766       540,317
       Dividend income                                  1,347,219     1,715,667
                                                     ------------  ------------
              Net investment income (loss)             20,134,110    (2,766,279)
                                                     ------------  ------------
    Benefits paid to participants                     (15,592,475)   (9,609,509)
    Administrative fees                                  (167,741)     (180,421)
                                                     ------------  ------------
              Net increase (decrease) in net
                assets available for benefits          12,690,827    (4,750,331)

Net assets available for benefits:
    Beginning of year                                  97,572,555   102,322,886
                                                     ------------  ------------
    End of year                                      $110,263,382  $ 97,572,555
                                                     ============  ============
See accompanying notes to financial statements.

                              TRUSTMARK 401(K) PLAN
                          Notes to Financial Statements
                           December 31, 2003 and 2002


(1)  Plan Description

     The following description of Trustmark 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     (a)  General

          The Plan is a defined contribution plan established for the employees of Trustmark Corporation (the Company) and certain other associated companies. The Plan provides eligibility for participation on the first day of the month following the completion of at least 1,000 hours of service during the twelve-month period ending on the anniversary of a person's employment commencement date.

     (b)  Plan Administration

          The Plan's record keeping functions are handled by Nationwide Life Insurance Company and Nationwide Trust Company. Trustmark National Bank serves as the Plan's trustee. The plan administrator and sponsor is Trustmark Corporation, parent company of Trustmark National Bank. Prior to January 31, 2002, Bysis Plan Services and Frontier and Reliance Trusts served as record keeper and trustees, respectively.

     (c)  Participants Contributions

          The Plan allows participants to make voluntary before-tax salary deferral contributions, through payroll deductions, to separately invested funds in accordance with Section 401(k) of the Internal Revenue Code. If certain requirements of Internal Revenue Code Section 401(k) are not met in Plan operation, the salary deferral agreements of participants may, on a nondiscriminatory and uniform basis, be amended or revoked to preserve the qualified status of the Plan. Voluntary after-tax contributions by participants are not allowed. Participants may direct investment of their voluntary contributions among several investment options.

          Participants   may  elect  to   contribute   up  to  25%  of  eligible
          compensation each period, subject to regulatory limitations. Additionally, rollover contributions from individual retirement accounts or other qualified plans are allowed.

          In 2002, the Plan was amended, whereby, participants who were age 50 years or older by the end of calendar year were able to make catch-up contributions to the Plan. Catch-up contributions represent employee compensation deferrals in excess of certain plan limits and statutory limits including IRS annual deferral limits. The IRS annual deferral limits and annual catch-up contribution limits are indicated in the following schedule:

                                                                   Catch-up
          Calendar year            Deferral limit             contribution limit
          -------------            ---------------            ------------------
              2002                     $11,000                      $1,000
              2003                      12,000                       2,000
              2004                      13,000                       3,000
              2005                      14,000                       4,000
              2006                      15,000                       5,000
           Thereafter              Indexed in $500              Indexed in $500
                                     increments                   increments

     (d)  Employer Contributions

          All employee contributions are matched by the employer at a rate of 100% of the first 3% and 50% of the next 3% of covered compensation. The employer may also make discretionary contributions.

     (e)  Allocations

          Participant and employer contributions are allocated directly to each participant's account in accordance with the individual participant's elections. Forfeitures of nonvested employer discretionary accounts are used to reduce the employer match contribution. During 2003 and 2002, the Plan utilized $23,192 and $154,037 in forfeitures as employer contributions, respectively.

     (f)  Vesting

          Participants are immediately vested in their voluntary contributions and employer matching contributions and the investment earnings and losses thereon. Participants vest in the employer discretionary contributions as shown in the following schedule:

                    Years vesting service  Vested percentage
                    ---------------------  -----------------
                         Less than 5                 0%
                         5 or more                 100%

          In case of termination of the Plan, the value of each participant's share of the Plan becomes fully vested as of the date of such termination. In addition, a participant is fully vested in such participant's share of the Plan upon achieving the age of sixty-five.

     (g)  Payment of Benefits

          On retirement, death, disability, or termination of service, a participant may elect to receive a lump-sum distribution equal to his or her vested account balance or a life annuity. In addition, hardship distributions are permitted if certain criteria are met.

     (h)  Plan Termination

          Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested benefit.

(2)  Significant Accounting Policies

     (a)  Basis of Presentation

          The Plan's financial statements are prepared using the accrual basis of accounting, with the exception of the payment of benefits, which are recognized as a reduction in the net assets available for benefits of the Plan as they are disbursed to participants. Purchases and sales of securities are recorded on a trade-date basis.

     (b)  Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     (c)  Valuation of Investments

          Investments are stated at fair value. The fair value of mutual funds and other securities traded on a national securities exchange are valued at the closing quoted market price on the last business day of the year.

     (d)  Net Appreciation (Depreciation) in Fair Value of Investments

          Net appreciation (depreciation) in fair value of investments, as recorded in the accompanying statement of changes in net assets available for benefits, includes changes in fair value of investments acquired, sold, or held during the year.

     (e)  Administrative Fees

          Administrative fees are paid by the Plan. All other fees, including professional fees, are paid by the Company.

(3)  Investments

     The fair value of individual investments that represent 5% or more of the Plan's net assets as of December 31, 2003 and 2002 are as follows:

                                                            December 31,
                                                       -------------------------
                                                           2003          2002
                                                       -----------   -----------
     Investment at fair value as determined
       by quoted market price:
        Common stock of Trustmark Corporation          $55,284,620   $53,648,075
        Performance Funds Trust Mutual Funds:
           Large-Cap Equity Fund                         7,120,723     6,047,890
           Mid-Cap Equity Fund                           7,402,858     5,484,933
     Investments at cost, which approximates
       fair value:
        Federated Capital Preservation Fund             13,027,583    13,768,069

     During 2003 and 2002, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                             December 31,
                                                      -------------------------
                                                          2003          2002
                                                      -----------   -----------

     Investments at fair value as determined
       by quoted market price:
        Trustmark Corporation Stock Fund              $10,791,486   $ 1,419,642
        Mutual funds                                    6,367,639    (6,441,905)
                                                      -----------   -----------
          Net appreciation (depreciation) in
            fair value of investments                 $17,159,125   $(5,022,263)
                                                      ===========   ===========

(4)  Income Tax Status

     The Internal Revenue Service has determined and informed the Company by a letter dated November 19, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(5)  Related Parties

     Trustmark National Bank serves as the investment advisor for the Performance Funds Trust Mutual Funds. Trustmark Corporation is the parent Company of Trustmark National Bank. Trustmark National Bank also serves as the Plan's trustee.

(6)  Reconciliation of Financial Statements to Form 5500

     As of December 31, 2003, the Plan had $468 of pending distributions to participants who elected to withdraw from the Plan. This amount is recorded as a liability in the Plan's Form 5500; however, this amount is not recorded as a liability in the accompanying statement of net assets available for benefits in accordance with accounting principles generally accepted in the United States of America.

     The following is a reconciliation of benefits paid to participants per the accompanying financial statements to the Form 5500 as filed by the Company for the year ended December 31, 2003:

                                                                      Benefits
                                                                        paid
                                                                    -----------
     Per accompanying financial statements                          $15,592,475
     2003 amounts pending distribution to participants                      468
                                                                    -----------
                 Per Form 5500                                      $15,592,943
                                                                    ===========

     The following table is a reconciliation of benefits payable and net assets available for benefits per the accompanying financial statements to the Form 5500 as filed by the Company for the year ended December 31, 2003:

                                                                    Net assets
                                                        Benefit   available for
                                                        payable   plan benefits
                                                        -------   -------------
     Per accompanying financial statements              $    -    $ 110,263,382
     2003 amounts pending distribution to participants      468            (468)
                                                        -------   -------------
                 Per Form 5500                          $   468   $ 110,262,914
                                                        =======   =============

(7)  Contingencies

     The Company and its subsidiaries are parties to lawsuits and other claims that arise in the ordinary course of business. Some of the lawsuits assert claims related to various business activities; and some of the lawsuits allege substantial claims for damages. The cases are being vigorously contested. In the regular course of business, management evaluates estimated losses or costs related to litigation, and provision is made for anticipated losses whenever management believes that such losses are probable and can be reasonably estimated. At the present time, management believes, based on the advice of legal counsel, that the final resolution of pending legal proceedings will not have a material impact on the Company's or the Plan's consolidated financial position or results of operations.

(8)  Subsequent Events

     Effective January 1, 2004, the Plan was amended to include several new provisions. The Plan will provide eligibility for participation in elective deferrals by employees on the first day of the month after thirty (30) days of employment. The amendment will have no effect on the eligibility of employees to receive employer contributions. Also effective January 1, 2004, participants will be 100% vested in all employer contributions made on their behalf including those non-vested contributions remaining in the Plan on January 1, 2004, but deposited by the employer at an earlier date. The Plan will also provide for participants the opportunity to annually elect that cash dividends paid on employer stock either (1) be reinvested in shares of employer stock, or (2) be paid to the participant's account in cash.

                              TRUSTMARK 401(K) PLAN
                       Plan Sponsor: Trustmark Corporation
                          Plan Sponsor: EIN 64-0471500
                                Plan Number: 002
                        Schedule H, Line 4i - Schedule of
                          Assets (Held at End of Year)
                                December 31, 2003
                                                                       Current
     Identity of issuer                    Description                  value
---------------------------  -------------------------------------- ------------
 Money market account:
    Federated                Capital Preservation Fund              $ 13,027,583
    Gartmore                 Money Market Inst. Fund                   1,202,728
    AllianceBernstein        Inst.Money Market Fund                      714,562
 Fixed income mutual funds:
*   Performance Funds Trust  Short Term Govt. Inst.Fund                1,696,437
*   Performance Funds Trust  Intermediate Term Govt. Inst.Fund         1,896,409
    Dreyfus                  GNMA Fund                                   418,041
    PIMCO                    Total Return Fund                           978,990
 Common stock fund:
*   Trustmark Corporation    Common Stock Fund                        55,284,620
 Equity mutual funds:
*   Performance Funds Trust  Leader's Equity Fund                        472,015
*   Performance Funds Trust  Large-Cap Equity Fund                     7,120,723
*   Performance Funds Trust  Mid-Cap Equity Fund                       7,402,858
    Dreyfus                  Mid-Cap Value Fund                        3,286,271
    Franklin                 Balance Sheet Investment Fund             1,452,726
    Franklin                 Mutual Discovery Fund                       842,783
    Gartmore                 Inv. Destinations Aggr. Svc. Fund           416,558
    Gartmore                 Inv. Destinations Cons. Svc. Fund            28,607
    Gartmore                 Inv. Destinations Mod. Svc. Fund            273,874
    Gartmore                 Inv. Destinations Mod. Aggr. Svc. Fund      581,460
    Gartmore                 Inv. Destinations Mod. Cons. Svc. Fund       92,353
    Goldman Sachs            CORE Small Cap. Equity Fund               3,518,963
    INVESCO                  Dynamics Inv. Fund                          200,451
    Neuberger                Neuberger Berman Genesis Trust            2,403,864
    Oppenheimer              Global Fund                                 763,086
    Van Kampen               Equity & Income Fund                      2,632,090
    Van Kampen               Emerging Growth Fund                      1,341,359
    Templeton                Foreign Fund                              1,551,675
                                                                    ------------
                                                                    $109,601,086
                                                                    ============

* Denotes related party based on the following relationships:
        Trustmark National Bank serves as investment advisor for Performance Funds Trusts; Trustmark Corporation is the parent company of Trustmark National Bank.

See accompanying independent auditors' report.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

                                    Trustmark 401(k) Plan
                                    Trustmark Corporation, Plan Administrator

                                    By: /s/ Louis E. Greer
                                    -------------------
                                    Louis E. Greer
                                    Chief Accounting Officer

                                    June 24, 2004